Exhibit 99.1

Ozon Agrees Terms of Restructuring of its $750 Million Convertible Bonds Due 2026 and Convenes the Meeting of Bondholders

September 23, 2022 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”) issued by the Company with ISIN: XS2304902443.

Terms of the Restructuring

The Company and an ad hoc group of holders of the Bonds (the “Ad Hoc Group”) have reached an agreement with respect to the terms of a restructuring of the Bonds, according to which the terms of the Bonds will be amended through a consent solicitation process to allow the Company to redeem the Bonds (i) if the relevant bondholder is outside the United States (“US”) and a non-US person and elects for redemption in Roubles, at an amount in Roubles representing 83 per cent. of the principal amount outstanding of the Bonds (converted into Roubles at the USD/RUB exchange rate of the Central Bank of Russia as of September 23, 2022) plus accrued interest up to (including) August 24, 2022 (which amount may be increased subject to certain conditions) or (ii) if the relevant bondholder is in the US or a US person, elects for redemption in US dollars or does not make an election, at an amount in US Dollars representing 65 per cent. of the principal amount outstanding of the Bonds plus accrued interest up to (including) August 24, 2022 (which amount may be increased subject to certain conditions) (the “Restructuring”). The Company intends to fund the redemption primarily by upstreaming funds from its Russian subsidiaries and the Company has obtained the approvals from the Ministry of Finance of the Russian Federation to allow such upstreaming for the purposes of the Restructuring.

The Restructuring, and all actions taken by the Company and/or the Bondholders in connection with the Restructuring, shall be in compliance with European Union (“EU”), United Kingdom (“UK”), US and other relevant sanctions and Russian law and regulations, including obtaining all necessary authorisations and governmental approvals. The Restructuring will not come into effect until, and will be conditional on, with respect to each of the UK and applicable EU member state sanctions authorities (a) a communication from such sanctions authority being issued indicating that no licence or authorization is required in connection with the Restructuring, (b) public guidance being issued by the aforementioned sanctions authority indicating that no licence or authorization is required in connection with the Restructuring, (c) no licence or authorization being required due to a change in circumstances of the Company, the holders of the Bonds, or sanctions, or (d) the granting of a licence or authorisation in connection with the Restructuring by such sanctions authority, provided that, in each case, no notification or correspondence has been received from a relevant sanctions authority (including US, EU and UK authorities) indicating that a license or authorization is or may be required in connection with the Restructuring where such licence or authorisation has not been obtained.

Lock-Up Agreements

To support implementation of the Restructuring, on September 23, 2022, the Company and the members of the Ad Hoc Group representing 21.4 per cent. of the principal amount of outstanding Bonds entered into a lock-up agreement (the “Lock-Up Agreement”). In addition, on September 23, 2022, the Company and certain Russian Bondholders (as defined below), representing 14.5 per cent. of the principal amount of outstanding Bonds, also entered into a separate Russian lock-up agreement, which in form and substance is substantially similar to the Lock-Up Agreement (the “Russian Lock-Up Agreement” and, together with the Lock-Up Agreement, the “Lock-Up Agreements”).

The Lock-Up Agreements came into effect on September 23, 2022, and the Bondholders that are a party thereto represent 35.9 per cent. of the principal amount of outstanding Bonds. According to the terms of the Lock-Up Agreements, the Bondholders agreed, among other things, not to dispose of their Bonds and, subject to compliance with laws and regulations in all respects, including relevant sanctions, to vote in favor of the Restructuring. The Lock-Up Agreements will terminate on November 22, 2022, subject to certain early termination events and extension options.

Each non-sanctioned Bondholder party to or acceding to the relevant Lock-Up Agreement prior to October 14, 2022 at 4.00 p.m. (London time) who submits valid instructions will be eligible to receive a lock-up fee in the amount of 1.0625 per cent. of the principal amount of outstanding Bonds, payable upon completion of the Restructuring.

For further information on the Lock-Up Agreements please refer to https://ir.ozon.com/restructuring, or contact Houlihan Lokey EMEA, LLP the financial advisor to the Ad Hoc Group of Bondholders at projectondohl@hl.com or Cleary Gottlieb Steen & Hamilton LLP, the legal advisor of the Company at Project-Ozon-CGSHOnly@cgsh.com.

Cash settlement deed poll

The Company has entered into a deed poll dated September 23, 2022 pursuant to which the Company undertakes to settle any conversion rights exercised by the Bondholders under the terms and conditions of the Bonds in cash until the Bonds are redeemed in full and cancelled.

Notice of the Meeting

The Company hereby also notifies that it is convening a physical meeting of Bondholders (the “Meeting”) to consider and, if thought fit pass extraordinary resolutions in relation to certain consents and certain amendments (the “Consents and Amendments”) being sought to the terms and conditions of the Bonds in order to implement the Restructuring. The Company is soliciting the consent of the Bondholders (other than Bondholders in the US, except QIBs) to the Consents and Amendments (the “Consent Solicitation”). The Meeting will be held on October 17, 2022 at 2.00 p.m. (London time) at the London offices of Cleary Gottlieb Steen & Hamilton LLP at 2 London Wall Place, London EC2Y 5AU and the deadline for receipt of instructions from Bondholders holding the Bonds as of the record date (September 26, 2022) and, provided that they are able to make the sanctions-related and other representations and warranties under the instructions, wishing to attend the Meeting is 4.00 p.m. (London time) on October 14, 2022.

Cleansing Statement

In satisfaction of the Company’s obligations under non-disclosure agreements entered into with members of the Ad Hoc Group and certain other holders of the Bonds (the “NDAs”), the Company is disclosing in Exhibit 99.1 hereto the material non-public information provided to the members of the Ad Hoc Group and such other holders of the Bonds in satisfaction of Company’s obligations under the NDAs to publicly disclose such information at the expiration of the NDAs.

Exhibits:

99.1. Material non-public information of the Company provided under NDAs

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon Fintech and other value-added services such as its quick commerce and online grocery solution Ozon.fresh. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to qualified institutional buyers, “QIBs”) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The senior unsecured bonds of Ozon Holdings PLC (the “Company”) convertible into American Depositary Shares of the Company (the “Bonds”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

In addition to the disclaimers and qualifiers set forth in the materials themselves, all statements made in the Cleansing Materials are in the nature of settlement discussions and compromise, are not intended to be and do not constitute representations of any fact or admissions of any liability and are for the purpose of attempting to reach a consensual compromise and settlement. Nothing contained in the Cleansing Materials is intended to or shall be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses. The information contained in the Cleansing Materials is for discussion purposes only and shall not constitute a commitment to consummate any transaction, or otherwise take any decisions or actions contemplated in the Cleansing Materials.

Furthermore, the contents of the Cleansing Materials shall not be construed as guidance by the Company in relation to its future results, and the Company does not assume and expressly disclaims any responsibility to update such contents or information at any time. Moreover, any transaction entered into as part of the Restructuring must be in compliance with European Union, United Kingdom, United States and other relevant sanctions and Russian law and regulations, including obtaining all necessary authorizations and government approvals.

This press release includes information as of February 28, May 31 and June 30, 2022 that has not been audited or reviewed by the Company’s auditors and should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and related notes thereto appearing elsewhere in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2021 filed with the SEC on May 2, 2022 and the Company’s other disclosures filed or furnished with the SEC to date.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of the Company. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the impact of the Ukraine situation, as well as sanctions and capital control measures, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission (“SEC”) concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Exhibit 99.1

Material non-public information of the Company provided under NDAs

The following disclosure sets forth certain financial data of the Company as of February 28, May 31 and June 30, 2022. The financial data presented below is based on operational financial information and was not produced and presented in accordance with International Financial Reporting Standards (“IFRS”), and has not been audited by the Company’s auditors.

1.	Cash and cash equivalents (excluding cash in transit)[1] by jurisdiction as of May 31, 2022 and in Cyprus as of June 30, 2022

Entity jurisdiction	RUB million (equivalent) as of May 31, 2022	USD million (equivalent) as of May 31, 2022
Russian Federation	50,093.5	793.9
Cyprus	7,389.1	117.1
Other	184.6	2.9

Total	57,667.1	913.9

As of June 30, 2022, the amount of cash and cash equivalents available to the Company and its subsidiaries incorporated in Cyprus was an equivalent of USD 114.9 million2.

2.	Details of debt outstanding and guarantees in non-Cyprus jurisdictions[3]

Internet Solutions LLC (Russia)

As of February 28, 2022, the principal amount of the outstanding debt to third parties, excluding accrued interest, included loans of RUB 10 billion (equivalent of USD 119.8 million) and a liability under sale and leaseback arrangements and other financing arrangements of RUB 3.1 billion (equivalent of USD 37.5 million). As of February 28, 2022, the Company was also a party to a number of bank guarantees securing its obligations for the total amount of USD 94.6 million.

Other subsidiaries in Russia, Belarus and Kazakhstan

As of February 28, 2022, the Company’s other subsidiaries in Russia, Belarus and Kazakhstan were parties to a number of bank guarantees securing their obligations for the total amount of USD 5.8 million.

[1]

Source: The Company’s treasury operational data. Calculated based on exchange rates of foreign currencies against the Russian Ruble (“RUB”) set by the Central Bank of the Russian Federation (the “CBR”) for May 31, 2022 and the respective cross currency rates: 63.0975 per 1 USD, 64.7170 per 1 EUR, 9.56025 per 1 CNY, 24.377 per 1 BYN, 0.145621 per 1 KZT

[2]	Calculated based on exchange rates of foreign currencies against RUB set by the “CBR” for June 30, 2022: 51.1580 per 1 USD, 53.8580 per 1 EUR, 7.69846 per 1 CNY, 20.2726 per 1 BYN, 0.112176 per 1 KZT
[3]	The Company’s treasury operational data. Calculated based on exchange rate of USD against RUB on February 28, 2022: 83.5485 RUB per 1 USD.

Further, on 7 September 2022, the Company’s indirect 100 per cent. owned subsidiary entered into an agreement for a debt financing to be provided by a certain Russian financial institution up to a total amount of RUB 60 billion and with a final maturity date falling 4 years of the signing date, subject to early repayment provisions customary for a financing of this nature.

The financing is intended to be utilised for capital expenditure and other ordinary course of business expenses of the Ozon group. The financing will become fully available only upon certain conditions being met, including the passing of the resolutions by the requisite majority of the holders of the Bonds to effect the Restructuring. The financing is guaranteed by certain of the Company’s Russian subsidiaries and is secured by a pledge of up to 100% of shares in Internet Solutions LLC. The Company is not a party to and is not a credit support provider under the financing.

3.	Approval of the Ministry of Finance of the Russian Federation

Pursuant to a letter dated September 9, 2022, Ozon Holding LLC (Company’s Russian subsidiary) has received the approval of the Ministry of Finance of the Russian Federation to upstream cash to the Company and undertake the transactions contemplated by the Restructuring.

Specifically, the approval was issued for (i) fulfillment without complying with the restrictions set out in the Decree of the President of the Russian Federation No. 95 dated March 5, 2022 of obligations of the Company related to the early redemption of the convertible bonds, including by way of transferring funds to the accounts of foreign creditors and (ii) upstreaming cash from one of the Company’s Russian subsidiaries to the Company.

7